02018636

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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SEC FILE NUMBER
8-
8-50317

RECEIVED MAR 01 2002 352

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING January 1, 2001 (MM/DD/YY) AND ENDING December 31, 2001 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:

Sunstate Equity Trading, Inc.

OFFICIAL USE ONLY
FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

10008 North Dale Mabry
(No. and Street)

Tampa	FL	33618
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Jim Kelly — 813-961-4649 (Area Code — Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Baumann, Raymondo & Company, PA
(Name — *if individual, state last, first, middle name*)

11210 North Dale Mabry	Tampa	Florida	33618
(Address)	(City)	(State)	Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

PROCESSED MAR 26 2002 THOMSON FINANCIAL

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).*

SEC 1410 (3-91)

OATH OR AFFIRMATION

I, Jim Kelly, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Sunstate Equity Trading, Inc., as of December 31, ~~19~~ 2001 are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified soley as that of a customer, except as follows:

Michael C Raymondo
My Commission CC773888
Expires September 28, 2002

Signature

President

Title

Notary Public

This report** contains (check all applicable boxes):

- ☒ (a) Facing page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of ~~Changes in Financial Condition~~ Cash Flows.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or control Requirements Under Rule 15c3-3.
- ☒ (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☒ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

SUNSTATE EQUITY TRADING, INC.

FINANCIAL STATEMENTS

DECEMBER 31, 2001

TABLE OF CONTENTS

Baumann, Raymondo
& Company PA
CERTIFIED PUBLIC ACCOUNTANTS

INDEPENDENT AUDITORS' REPORT

To the Board of Directors and Stockholder
Sunstate Equity Trading, Inc.
Tampa, Florida

We have audited the accompanying balance sheet of Sunstate Equity Trading, Inc., as of December 31, 2001, and the related statements of operations, cash flows and stockholder's equity for the year then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly in all material respects, the financial position of Sunstate Equity Trading, Inc. at December 31, 2001 and the result of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Our audit was for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplementary information is presented for purposes of additional analysis and is not a required part of the basic financial statements. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Baumann, Raymondo & Company, P.A.
BAUMANN, RAYMONDO & COMPANY, P.A.
Tampa, Florida
February 19, 2002

11210 North Dale Mabry, Tampa, FL 33618-3881
(813) 960-3233 • Fax: (813) 960-0783 • Email: cpatpa@bsrcpa.com • Internet: www.bsrcpa.com

SUNSTATE EQUITY TRADING, INC.
BALANCE SHEET
DECEMBER 31, 2001

ASSETS

Cash	$	447,025
Deposit with correspondent clearing broker		26,787
Receivable from correspondent clearing broker		4,763
Commissions receivable		131,610
Securities owned, at market value		180,102
Due from stockholder		356,095
Furniture and equipment, net of accumulated depreciation of $9,357		12,390
Other assets		8,550
TOTAL ASSETS	$	1,167,322

LIABILITIES AND STOCKHOLDER'S EQUITY

LIABILITIES		
Accounts payable and accrued expenses	$	47,507
Commissions payable		80,683
Other payables		18,234
Securities sold, not yet purchased, at market value		56,440
TOTAL LIABILITIES		202,864
STOCKHOLDER'S EQUITY		
Common stock, $ 0 par value, 1,000 shares authorized, issued and outstanding		142,600
Retained earnings		821,858
TOTAL STOCKHOLDER'S EQUITY		964,458
TOTAL LIABILITIES AND STOCKHOLDER'S EQUITY	$	1,167,322

Read independent auditors' report.
The accompanying notes are an integral part
of these financial statements.

SUNSTATE EQUITY TRADING, INC.
STATEMENT OF OPERATIONS
FOR THE YEAR ENDED DECEMBER 31, 2001

REVENUES		
Commissions	$	3,669,031
Trading gains		17,142
Interest and dividend income		20,679
TOTAL REVENUES		3,706,852
EXPENSES		
Employee compensation & benefits		1,768,262
Clearing fees		1,034,724
Communications and data processing		479,895
Occupancy		18,808
Interest		5,275
Other expenses		135,145
TOTAL EXPENSES		3,442,109
NET INCOME	$	264,743

Read independent auditors' report.
The accompanying notes are an integral part
of these financial statements.

SUNSTATE EQUITY TRADING, INC.
STATEMENT OF CASH FLOWS
FOR THE YEAR ENDED DECEMBER 31, 2001

CASH FLOWS FROM OPERATING ACTIVITIES	
Net income	$ 264,743
Adjustments to reconcile net loss to cash provided by operating activities:	
Depreciation	4,708
Decrease (increase) in assets:	
Deposit with correspondent clearing broker	(862)
Receivable from correspondent clearing broker	(3,350)
Commissions receivable	132,930
Securities owned, at market value	(120,877)
Other assets	(2,300)
Increase (decrease) in liabilities	
Accounts payable	(8,242)
Payable to clearing organization	(14,946)
Commissions payable	80,683
Payable to broker-dealers	(141,157)
Other payables	18,234
Securities sold, not yet purchased	56,378
Total adjustments	1,199
Net cash provided by operating activities	265,942
CASH FLOWS FROM FINANCING ACTIVITIES	
Due from stockholder	(356,095)
Net cash (used) in financing activities	(356,095)
NET DECREASE IN CASH	(90,153)
CASH, BEGINNING OF PERIOD	537,178
CASH, END OF PERIOD	$ 447,025

Read independent auditors' report.
The accompanying notes are an integral part
of these financial statements.

SUNSTATE EQUITY TRADING, INC.
STATEMENT OF STOCKHOLDERS' EQUITY
FOR THE YEAR ENDED DECEMBER 31, 2001

	COMMON STOCK SHARES	COMMON STOCK AMOUNT	RETAINED EARNINGS	TOTAL
BALANCE, DECEMBER 31, 2000	1,000	$ 142,600	$ 557,115	$ 699,715
Net income during period	-	-	264,743	264,743
BALANCE, DECEMBER 31, 2001	1,000	$ 142,600	$ 821,858	$ 964,458

Read independent auditors' report.
The accompanying notes are an intergral part
of these financial statements.

SUNSTATE EQUITY TRADING, INC.
NOTES TO FINANCIAL STATEMENTS
DECEMBER 31, 2001

NOTE A - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Nature of Operations

Sunstate Equity Trading, Inc., (the "Company") a Florida corporation organized in 1997, is an online discount broker that provides unsolicited market access in offices throughout the county. The Company clears securities transactions through a correspondent broker on a fully disclosed basis. The correspondent performs all operations for the securities transactions and pays the Company a commission. The Company provides services in numerous states; however, the majority of the services are performed in Florida.

Securities Owned and Securities Sold, Not Yet Purchased

Securities transactions are recorded on the settlement date and are stated at market value. The change in unrealized gains or losses on these securities is added or charged to earnings.

Depreciation

Depreciation is provided on the straight-line basis over the estimated useful lives of five to seven years.

Income Taxes

The Company elected to be taxed under provisions of Subchapter S of the Internal Revenue Code. Under those provisions, the Company does not pay federal corporate income taxes on its taxable income. Instead, the stockholder is liable for individual federal income taxes on the Company's taxable income.

Net Capital Requirements

Pursuant to the capital provisions of Rule 15c3-1 of the Securities and Exchange Act of 1934, the Company is required to maintain a minimum net capital amount. The minimum net capital requirement for the current year is $100,000. The net capital rules may effectively restrict distributions and repayment of subordinated loans.

Use of Estimates

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Commissions

Commission revenues and related clearing expenses are recorded on a settlement date basis.

Advertising Costs

The Company expenses the costs of advertising the first time the advertising takes place.

SUNSTATE EQUITY TRADING, INC.
NOTES TO FINANCIAL STATEMENTS
DECEMBER 31, 2001

NOTE B - SECURITIES OWNED AND SOLD, NOT YET PURCHASED

Marketable securities owned and sold, not yet purchased, consist of trading securities at market values, as follows:

	Owned	Sold, Not Yet Purchased
Money market funds	$ 121,478	$ -
Corporate stocks	57,224	56,440
Options	1,400	-
Total	$ 180,102	$ 56,440

NOTE C - FURNITURE AND EQUIPMENT

Furniture and equipment is stated at cost. Expenditures for major renewals and betterments that materially extend the useful lives of the furniture or equipment are capitalized. Expenditures for maintenance and repairs are charged to expense as incurred.

Furniture and equipment consist of the following at December 31, 2001:

Furniture	$	2,900
Equipment		18,847
Less: accumulated depreciation		(9,357)
Furniture and equipment, net	$	12,390

NOTE D - COMMITMENTS AND CONTINGENCIES

The Company leases office space under an operating lease. The lease which began in November 1999, expires November 2002. Future minimum lease payments under the lease for the year ended December 2002 is $13,048.

NOTE E - CONCENTRATION OF CREDIT RISK

The Company maintains is cash balances at Wachovia Bank. The accounts at this institution are secured by the Federal Deposit Insurance Corporation (FDIC) up to $100,000. At December 31,2001, the Company's cash balances exceeded the federal depository insurance limit by $368,020.

Read independent auditors' report.

SUNSTATE EQUITY TRADING, INC.
COMPUTATION OF NET CAPITAL PURSUANT TO RULE 15c3-1
OF THE SECURITIES AND EXCHANGE COMMISSION
AT DECEMBER 31, 2001

NET CAPITAL		
Total stockholder's equity	$	964,458
Nonallowable assets		(377,035)
Haircuts on securities owned and securities sold not yet purchased		(18,759)
NET CAPITAL	$	568,664
AGGREGATE INDEBTEDNESS		
Liabilities	$	202,864
COMPUTATION OF BASIC NET CAPITAL REQUIREMENT	$	13,592
NET CAPITAL REQUIREMENT	$	100,000
EXCESS NET CAPITAL	$	468,664
AGGREGATE INDEBTEDNESS TO NET CAPITAL		.35 TO 1.00

Read independent auditors' report.
The accompanying notes are an integral part
of these financial statements.

SUNSTATE EQUITY TRADING, INC.
RECONCILIATION OF NET CAPITAL PURSUANT TO RULE 17a5(d)(4)
OF THE SECURITIES AND EXCHANGE COMMISSION
AT DECEMBER 31, 2001

RECONCILIATION WITH THE COMPANY'S COMPUTATION

Net capital, as reported on the Company's Part II (unaudited) FOCUS report	$	608,192
Nonrecurring audit adjustments		(39,528)
Net capital	$	568,664

Read independent auditors' report.
The accompanying notes are an integral part
of these financial statements.

Baumann, Raymondo
& Company PA
CERTIFIED PUBLIC ACCOUNTANTS

INDEPENDENT AUDITORS' REPORT ON INTERNAL ACCOUNTING CONTROL REQUIRED BY SEC RULE 17a-5

The Board of Directors
Sunstate Equity Trading, Inc.
Sarasota, Florida

In planning and performing our audit of the financial statements of Sunstate Equity Trading, Inc. for the year ended December 31, 2001 we considered its internal control structure in order to determine our auditing procedures for the purposes of expressing our opinion on the financial statements and not to provide assurance on the internal control structure.

We also made a study of the practices and procedures followed by the Company, in making the periodic computations of aggregate indebtedness and net capital under Rule 17a-3(a) (11) and the procedures for determining compliance with the exemption provisions of Rule 15c3-3. We did not review the practices and procedures followed by the Company in making the quarterly securities examinations, counts, verifications, and the recordation of differences required by Rule 17a-13 or in complying with the requirements for prompt payment for securities under Section 8 of Regulation T of the Board of Governors of the Federal Reserve System because the Company did not carry security accounts for customers or perform custodial functions relating to customer securities.

The management of the Company is responsible for establishing and maintaining a system of internal accounting control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of control procedures and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the Commission's above-mentioned objectives. The objectives of a system of internal accounting control and the practices and procedures are to provide management with reasonable, but not absolute, assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition, and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in accordance with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

The Board of Directors
Sunstate Equity Trading, Inc.

Because of inherent limitations in any internal accounting control procedures or the practices and procedures referred to above, errors or irregularities may nevertheless occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in condition or that the degree of compliance with them may deteriorate.

Our consideration of the internal control structure would not necessarily disclose all matters in the internal control structure that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of the specific internal control structure elements does not reduce to a relatively low level the risk that errors or irregularities in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters involving the internal control structure including procedures for safeguarding securities that we consider to be material weaknesses as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the Commission to be adequate for its purpose in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at December 31, 2001 to meet the Commission's objectives.

* * * * *

This report is intended for the use of management of Sunstate Equity Trading, Inc. and the Securities and Exchange Commission and other regulatory agencies which rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 and should not be used for any other purpose.

Baumann, Raymondo & Company, P.A.
BAUMANN, RAYMONDO & COMPANY, PA
Tampa, Florida
February 19, 2002